UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Verastem, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92337C104
(CUSIP Number)

January 20, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130J109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1Globe Capital LLC 80-0841812
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 342,353
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 342,353
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,353
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.93%
12	TYPE OF REPORTING PERSON (see instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chiang Li Family
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,427,228
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,427,228
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,228
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.86%%
12	TYPE OF REPORTING PERSON (see instructions) IN

Item 1(a).	Name of Issuer:

Verastem, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

117 Kendrick Street Suite 500 Needham, MA 02494 United States

Item 2(a).	Name of Person Filing:

1Globe Capital LLC Chiang Li Family

Item 2(b).	Address of Principal Business Office or, if none, Residence:

8 MUSEUM WAY CAMBRIDGE, MA 02141-1889 UNITED STATES

Item 2(c).	Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d).	Title of Class of Securities:

Common stock

Item 2(e).	CUSIP Number: 92337C104

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		1,769,581
	(b)	Percent of Class:		4.79%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	1,427,228
		(ii)	shared power to vote or to direct the vote:	342,353
		(iii)	sole power to dispose or to direct the disposition of:	1,427,228
		(iv)	shared power to dispose or to direct the disposition of:	342,353

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2017
Date

/s/ Linda Li
Signature

Linda Li/Director
Name/Title

June 9, 2017
Date

/s/ Chiang Li Family
Signature

Chiang Li Family
Name/Title

Exhibit A

SCHEDULE 13G JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G in accordance with the Securities Exchange Act of 1934 and the regulations promulgated thereunder is attached and such schedule is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; provided, however, that none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

DATED: June 9, 2017

1Globe Capital LLC

/s/ Linda Li

Name: Linda Li

Title: Director

Chiang Li Family

/s/ Chiang Li Family

Name: Chiang Li Family